

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 28, 2016

Michael D. Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
7621 Little Avenue, Suite 414
Charlotte, NC 28226

> **Re:** **Chanticleer Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 18, 2016**
> **Registration Statement on Form S-1**
> **Filed October 28, 2016**
> **File No. 333-214319**

Dear Mr. Pruitt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You state that you intend to use your best efforts to list the units on the Nasdaq Capital Market. Please tell us the status of your listing application and anticipated timing for receipt of approval.

Prospectus Cover Page

2. Please disclose the exercise price of the warrants on the prospectus cover page.

Questions and Answers About the Rights Offering, page 14

3. Please revise to clarify whether the shares of Series 1 Preferred and the Series 1 Warrants to be issued as components of the units are transferable. For example, you state on page 14 that such securities "are only transferable to the extent permitted in the instruments governing such securities" and on page 18 you make reference to trading activity in the Series 1 Warrants. We also note that the form of warrant filed as Exhibit 4.12 provides for transfer of the warrants. However, you indicate on page 57 that the shares of Series 1 Preferred and Series 1 Warrants are not detachable and will not be separately transferable following the closing.

If I hold Series 1 Preferred, how will I receive any dividends, page 24

4. Please reconcile your answer that dividends declared will be paid in additional shares of Series 1 Preferred with your disclosure on page 57 that dividends may be paid with shares of common stock included in this registration statement.

Use of Proceeds, page 36

5. Please disclose the interest rate and maturity date for each item of indebtedness to be discharged using the proceeds of the offering. Refer to Instruction 4 to Item 504 of Regulation S-K.

Material U.S. Federal Tax Consequences, page 49

6. Please revise to clarify whether the receipt and exercise of the subscription rights will be taxable to the stockholders and warrantholders. For example, you state on page 10 that for U.S. federal income tax purposes "you will not recognize income or loss upon receipt or exercise of a subscription right." However, this is not stated clearly in the tax opinion by Cherry Bekaert LLP provided in the discussion under "Material U.S. Federal Tax Consequences," and is not consistent with the risk factor disclosure on page 29 that "the tax treatment of the rights offering is somewhat uncertain and it may be treated as a taxable event to our stockholders." We also note the disclosure in the last paragraph on page 50 that none of the Section 305(b) exceptions that apply to preferred stock for tax purposes "should apply to the rights offering" and that the rights offering "should" be evaluated for Section 305 purposes as if the company has only one outstanding class of stock. If Cherry Bekaert cannot provide a "will" opinion with respect to the tax consequences of receipt and exercise of the subscription rights, please have such firm discuss why it cannot provide a "will" opinion, and describe the degree of uncertainty. For guidance, refer to Section III.C of Staff Legal Bulletin 19.

7. Refer to the last paragraph on page 50. Please describe the "certain" representations Cherry Bekaert LLP is relying upon in its opinion that Series 1 Preferred is not "preferred stock" as defined by Treasury regulations. Please similarly revise the second paragraph

on page 51 with respect to "certain" representations relied upon in concluding that the distribution is not a "disproportionate distribution."

8. Please discuss the "certain aspects" of the material tax consequences that are unclear, including the uncertainty with respect to outstanding options and equity-based awards. We note in this regard your disclosure in the last question and answer on page 23 and the first risk factor on page 29.

Description of Capital Stock, page 55

Series 1 Warrants, page 59

9. Please disclose the effects of a reverse stock split on the terms of the exercise of the Series 1 Warrants. Please similarly revise the prospectus summary and discuss there the likelihood you will effect a reverse stock split during or shortly following the subscription period. We note the first two risk factors on page 32.

Plan of Distribution, page 59

10. Please reconcile your disclosure in the first paragraph on page 60 that Source Capital Group, Inc. is not underwriting or placing rights or units in the offering with your disclosure on the prospectus cover page that Source Capital Group will use its commercially reasonable efforts to place unsubscribed rights after expiration of the rights offering. Please similarly revise the second risk factor on page 25.

11. You state that Source Capital Group "may be deemed" an underwriter. Please provide your analysis as to why Source Capital Group is not an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. Alternatively, please clarify that Source Capital Group "is" an underwriter.

12. You state that one or more of your directors and executive officers may purchase units in the offering at the public offering price. Please clarify whether these purchases would be solely in connection with their exercise of subscription rights.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3584 with any questions you may have.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Ruba Qashu, Esq.
Libertas Law Group, Inc.